Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

June 30, 2010

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, attached is Post-Effective Amendment No. 57 (“PEA 57”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended.

PEA 57 updates and completes the Registrant’s disclosures in Post-Effective Amendment No. 51 (“PEA 51”) filed on April 28, 2010 on Form N-1A. PEA 57 (i) reflects changes to PEA 51 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on June 21, 2010, (ii) includes other information not previously included in PEA 51, and (iii) includes certain other required exhibits.

PEA 57 includes a prospectus (the “Prospectus”) and statement of additional information for each of the Activa Value Fund, ALPS/Red Rocks Listed Private Equity Fund and ALPS/GNI Long-Short Fund (each a “Fund,” and collectively the “Funds”), each an existing series of the Trust.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 21, 2010 to PEA 51, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 51.

GENERAL:

1.        Staff Comment: Please include financial highlights for each Fund in its respective prospectus.

Registrant’s Response: The Registrant has included the financial highlights for each Fund in its respective prospectus.

Mr. John Ganley

June 30, 2010

ALPS/GNI LONG-SHORT FUND PROSPECTUS:

2.        Staff Comment: In the “Annual Fund Operating Expenses” table on page 1, please clarify whether “Short Sale Dividend Expenses” are included in “Other Expenses.”

Registrant’s Response:        The Registrant has revised the disclosure to include estimated dividends paid on short sales as a separate category item under “Other Expenses.”

3.        Staff Comment: In the section entitled “Prior Performance of Similar Accounts Managed by GNI Capital” on pages 16-17, please either remove the reference to Dabney Consultants or include consent from Dabney Consultants as an exhibit to Part C of PEA 57.

Registrant’s Response: The Registrant has removed the reference to Dabney Consultants.

* * *

In addition to the above changes, the Registrant has also, among other things, conformed to prior comments received from the Staff on other offering documents filed since the filing date of PEA 51 with respect to other series under the Trust, completed certain data points, and made certain clerical changes to the offering documents.

The Registrant hereby acknowledges that:

—	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Mr. John Ganley

June 30, 2010

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg, Esq.
Secretary, Financial Investors Trust

cc:        Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP